Gary R. Henrie
Attorney at Law
486 W. 1360 N.                                                                                                                                                                                                                                                                                                                                                                                                                     Telephone:  801-310-1419
American Fork, UT  84003                                                                                                                                                                                                                                                                                                                                                                                           E-mail:  grhlaw@hotmail.com

October 3, 2014

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549

Re:           Growblox Sciences, Inc.
Registration Statement on Form S-1
Filed July 25, 2014
File No. 333-197646

Dear Mr. Schwall:

As securities counsel to Growblox Sciences, Inc. (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated August 21, 2014, regarding the Company’s registration statement on Form S-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

Registration Statement on Form S-1

General

1. We note in the risk factor titled “Federal law prohibits the use of cannabis for the purposes in which the Company expects to engage” at page 8 your statement that “[i]n the event federal law prohibits the company from developing its business plan, it is likely the business will fail and investors in this offering will lose their investments.”  Please revise this statement to clarify whether federal law prohibits the company from developing its business plan.  Please also clearly state in the prospectus summary whether you believe the company’s current and intended business as described in the prospectus violates federal law.

Response:  The risk factor commented on has been revised by replacing the final sentence of the original risk factor with the following language:  “The Company’s current and short term business plan involves research and development in the growing and processing of cannabis products for medicinal purposes and in obtaining state licenses for the production and sale of cannabis products.  These activities are not in violation of Federal Law.  The Company’s long term business plan is to operate within the parameters of any state licenses obtained, which activities we believe will violate federal laws as presently constituted.  If the Company is successful in obtaining state licenses and operating pursuant to those licenses and if federal law does not change, we believe the Company will at that time be in violation of federal law.  If at that time the federal laws are enforced, it is likely the business will fail, as will hundreds of other businesses around the country and investors in this offering will lose their investments.”

Also in response to Comment 1, the following paragraph has been added to the Prospectus Summary:  “The Company’s current and short term business plan involves research and development in the growing and processing of cannabis products for medicinal purposes and in obtaining state licenses for the production and sale of cannabis products.  These activities are not in violation of Federal Law.  The Company’s long term business plan is to operate within the parameters of any state licenses obtained, which activities we believe will violate federal laws as presently constituted.  If the Company is successful in obtaining state licenses and operating pursuant to those licenses and if federal law does not change, we believe the Company will be in violation of federal law which will likely have material adverse consequences to our business.”

2.      Please revise your filing to include all information required by Form S-1.  For example, please revise to include the information required by Item 404 of Regulation S-K.

Response:  In response to comment 2, disclosure was added to the S-1 filing under the heading “Related Party Transaction” placed in the section were the business plan of the Company is described.

3.      You indicate at page 46 that Mr. Ellins received 12,500,000 shares of common stock in exchange for certain Growblox assets.  We also note that the beneficial ownership table at page 24 shows that Mr. Ellins holds 8,500,000 shares.  Please revised to explain the apparent inconsistency.

Response:  We have updated the beneficial ownership table at page 26 to show Mr. Ellins holding 3,520,000 shares of common stock.  We advise supplementally that 4,000,000 of the shares are issued but do not vest until a certain milestone is reached.  Accordingly, we do not include that 4,000,000 shares in the ownership table.  Also, Mr. Ellins has transferred in private transactions 4,980,000 shares leaving the total at 3,520,000 shares.

Prospectus Cover Page

4.      Please revised to clarify the transactions that you intend to register pursuant to this registration statement.  For example, it is not clear whether you are registering the resale of the shares underlying outstanding warrants.  In that regard, such shares are referenced in your Calculation of Registration Fee Table, and are referenced on your prospectus cover page, but are not included in the share total at the top of your prospectus cover page, and are not addressed in your Selling Stockholders table at page 25.

Response:  In response to comment 4 we have edited the document throughout to clarify that we are registering 29,700,000 shares of common stock.

5.      Please clarify throughout your filing whether the registrant is incorporated in Nevada or Delaware.  For example, you indicate on the registration statement cover page that the registrant is incorporated in Nevada, and on page 3 you refer to the company as a Nevada corporation.  However, you disclose at page 6 that the registrant is a Delaware corporation.

Response: The registrant is a Delaware corporation.  We have changed all wrong references to the state of Nevada.

Our Business, page 6

6.      We note you disclose that you plan to cultivate and produce medical grade cannabis and research medical treatments from cannabis extracts.  You also refer to Medical-grade products as “valuable medicines.” Please expand your disclosures to address how your disclosures conflict with the federal government’s policy and regulations.  In that regard, we note your disclosure at page 20 that the policy and regulations of the federal government and its agencies is that cannabis has no medical benefit.

Response: In response to comment 6 we added disclosure in the second paragraph under the heading “Our Business” on page 6.

Business Strategy, page 17

7.      Please expand the discussion of your business strategy to explain when you expect to first recognize revenue from each of the programs you have described.

Response:  In response to comment 7, we have added a final sentence to the second paragraph and a final sentence to the third paragraph under the heading “Business Strategy” on page 19.

Risk Factors, page 8

8.      Please revise your Risk Factors disclosure to tailor the disclosure to the registrant.  For example, we note the references at page 9 to “Units” sold in the offering, but your disclosure elsewhere in the filing indicates that the selling shareholders are offering shares of common stock.  As another example, at page 10 you reference operations in Angola and other countries, but other disclosure throughout your filing does not suggest that you intent to conduct operations outside of the United States.

Response: We revised our Risk Factors as necessary to tailor the disclosure to the Company.  The risk factor having a reference to Angola was removed in its entirety since we anticipate no operations outside of the United States and its territories.

9.      We note your disclosure at page 18 regarding your application to the State of Nevada.  Please add risk factor disclosure regarding the risk that such application may not be approved, or that any such approval may be delayed.  In the alternative, please tell us why this does not present a material risk.

Response:  In response to comment 9, we added a risk factor which is the second to the last risk factor in the risk factor section of the registration statement.

10.      Please add risk factor disclosure regarding the dilutive effect of outstanding warrants and convertible notes, or tell us why you believe that this does not present a material risk.

Response:  In response to comment 10, we added a risk factor which is the final risk factor in the risk factor section of the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Plan of Operations, page 13

11.      We note your disclosure that the fact that you have generated operating losses in the past raises doubt about your ability to continue as a going concern.  Please disclose the amount of capital you need to raise to pursue your plan of operations during the next 12 months.

Response:  In response to comment 11 we have added a new second and third paragraph under the heading Plan of Operations on page 14.

12.      Please identify your partner(s) in GB Sciences Nevada, LLC, and describe the material terms of the agreement with them.

Response: In response to comment 12 we have added disclosure to the fourth paragraph under the heading Plan of Operations on page 14.

Business, page 17

13.      Expand your disclosures to describe the “virtual pharma” strategy and “traditional pipeline approach” that you reference at page 17.

Response:  In response to comment 13, we have added a fifth and a sixth paragraph to the section under the heading “Business Strategy” on page 20.

Competition, page 18

14.      Please provide third party independent support for your assertion that your “unique technology and processes [are] designed to provide a more consistent, higher quality product than [your]competition, who will be using more conventional methodologies.”

Response:  In response to comment 14 we deleted the language commented on and adjusted disclosure in the second and third paragraphs under the heading “Competition” on page 21.

Management, page 21

Executive Officers and Directors, page 21

15.      For each executive officer and director, please provide the information required by Item 401 of Regulation S-K.

Response:  In response to comment 15 we made additions to the biographical information for each of our officers and directors under the “Management” section beginning on pages 23 and 24.

Selling Stockholders, page 25

16.      You state that your “common stock is not currently quoted in any current quotation medium” at page 25 but you also indicate elsewhere that your common stock is quoted on the OTC Market QB.  We also note that you state that your stock is quoted on the OTC Bulletin Board page 17.  Please revise your filing to clarify.

Response:  In response to comment 16 we have edited the filing throughout to clarify that our stock is listed on the OTC Market QB.

17.      You indicate at page 25 that your table sets forth the percentage of the class of common stock owned by each of the selling stockholders, and the way in which the stock was acquired.  However, the table does not provide such information.  Please revise.

Response: In response to comment 17, we revised the referenced language on page 27.

18.      For each entity, please identify the natural person or persons who exercise sole and/or shared voting ort investment control over the securities offered for resale by that shareholder.  For guidance, please refer to Compliance and Disclosure Interpretations:  Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/ corpfin/guidance/regs-kinterp.htm.

Response:  In response to comment 18 we added a column to the Selling Stockholder table that provides the information requested.

19.      Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer.  If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services.  If a selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.  If not, please indicate that such selling shareholder is an underwriter.

Response:  In response to comment 19 we added footnote (2) to the selling stockholder table and appended a (2) to the applicable names in the table.

Financial Statements page 32

General

20.      Please review your financial statements and footnotes for clerical accuracy and internal consistency.  For example, the tabular disclosures on page 40 do not appear to provide consistent information and do not appear to be mathematically accurate.

Response:  The errors we found and corrected are in a table in Note 4 of the audited financial statements.  The errors were corrected by putting parentheses around the figures in the line item entitled “Realized and unrealized (gains) losses.”

Statements of Operations, page 35

21.      We note that you present stock compensation as a line item within operating expenses.  Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees.  Refer to SAB Topic 14F.

Response:  The Company has revised the statement of operations to eliminate the line item for stock based compensation.

Notes to Financial Statements, page 38

Note 3 – Summary of Significant Accounting Policies, page 38

22.      Please revise your discussion of significant accounting policies regarding revenue recognition.  Your revised disclosure should be tailored to address revenue recognition for your current lines of business.  Refer to SAB Topic 13.

Response:  The Company has revised the revenue recognition policy to the following:

Revenue Recognition: The Company will recognize revenue when the following conditions have been met:

1.      Persuasive evidence of an arrangement exists,
2.      Delivery has occurred, or services have been rendered,
3.      The price is fixed or determinable, and
4.      Collectability is reasonably assured.

The Company had no revenue during the period.

Note 6 - Convertible Notes and Warrants, page 42

23.      Disclosure in your filing states that, as a result of term modifications, your convertible notes will no longer be carried at fair market value.  However, it appears that you continue to present a line item captioned “Convertible notes from shareholders, at fair value” on the face of your balance sheet.  Please revise to address this apparent inconsistency.

Response:  The Company has modified its disclosures too more accurately reflect the status of the convertible notes.  The balance sheet caption “Convertible notes from shareholders, at fair value” relates to the year ended March 31, 2013.  The   Convertible notes from shareholders balance at March 31, 2014 include all convertible notes from shareholders.  In addition Footnotes number 4 and 6 have been revised to reflect the proper classification.

24.      We note that you recognized a loss on loan modification during the fiscal year ended March 31, 2014.  Please expand your disclosure to provide a detailed description of your application of the authoritative accounting guidance in the context of the modification of the terms of this loan.

Response:  In response to comment 24, we added new disclosure including a table at the end of Note 4 to the audited financial statements.

25.  Your disclosure indicates that you entered into a definitive agreement to acquire certain assets in March 2014.  Please provide us with your analysis of FASB ASC 805-10 in determining whether this transaction was an acquisition of assets or a business.

Response:  Following is the analysis of the Company regarding this issue:

The assets were acquired from a Mr. Craig Ellins.  Mr. Ellins had been working on the development of certain technologies and business ideas with four or five other persons for approximately two years.  The technologies and business ideas had never reached the status of implementation for business operations or commercialization prior to being acquired by the Company.  Following are elements to be considered in this analysis together with information about the status of the elements as related to the assets acquired.

(i) Physical facilities: before the acquisition there were no business physical facilities.  Mr. Ellins had tried to lease some space but the arrangements fell through.  The Company now has business facilities that were arranged for after the asset acquisition.

(ii) Employee base:  there were four or five persons involved with the development of the assets.  Only Mr. Ellins now remains as being affiliated with the assets.

(iii) Market distribution system:  no market distribution system was set up prior to or after the acquisition.

(iv) Sales force:  there was no sales force prior to the acquisition.

(v) Customer base:  there was no marketing, product sales or customer base prior the acquisition.

(vi) Operating rights:  operating rights have been transferred to the Company as part of the asset transfer.

(vii) Production techniques:  production techniques have been transferred to the Company.

(viii) Trade names:  trade names have been transferred to the Company.

The Company believes that based on this information, the transfer of the assets is not considered the transfer of a business.  No business operations had ever commenced with regard to the assets.

26.  Please file all exhibits required by Item 601(b)(10) of Regulation S-K.  For example, please file your amended articles of incorporation reflecting your name change, the instruments defining the rights of holders of your debt, and the required interactive data file.

Response:  In response to comment 26, we have attached as Exhibit 3.2 the amendment to the Certificate of Incorporation changing the corporate name to Growblox Sciences, Inc.  We have also attached the required interactive data file.  We advise supplementally that the Company has retired all of its debt and so documentation relative to past debt is no longer relevant.

27.  Please file the operating agreement for GB Sciences Nevada, LLC and your supply agreement for containers from China, or tell us why you do not believe that you are required to file them.

Response:  In response to comment 27, the operating agreement for GB Sciences Nevada, LLC is attached as Exhibit 10.4.  In addition, we advise supplementally that the Company does its own manufacturing of the growing chambers in China and so it does not have supply or manufacturing agreements with third parties.

28.  Please obtain a revised consent from your independent accountant as the consent filed with your Form S-1 does not appear to appropriately reference the periods for which assurance is provided.  In addition, the consent filed with your Form S-1 states that the report issued by your independent accountant expresses a qualified opinion, but his does not appear to be the case.

Response:  The revised consent form is attached to the filing as Exhibit 23.1.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Securities Counsel to the Company